SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               R&R RESOURCES, INC.
                               -------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                  74918 N 1 0 5
                                  -------------
                                 (CUSIP Number)

                             Hector A. Patron Costas
                             -----------------------
                 Florida 670 2nd Floor, Buenos Aires, Argentina
                 ----------------------------------------------
                                011 541 315 0418
                                ----------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 12, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  74918 N 1 0 5                                         Page  2  of  8
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(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

            Centenary Group, S.A., a Republic of Uruguay corporation

                                IRS ID No.    N/A

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                   (a)       |_|
                                                                   (b)       |_|

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).          |_|

(6)     Citizenship  or  Place  of  Organization

                        A Republic of Uruguay corporation

Number     (7)     Sole  Voting  Power
of                            15,053,500
Shares
Bene-
ficially   (8)     Shared  Voting  Power
Owned                         -0-
by
Each
Report-    (9)     Sole  Dispositive  Power
ing                           15,053,500
Person
With:
          (10)     Shared  Dispositive  Power
                              -0-

(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                              15,053,500

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CUSIP  No.  74918 N 1 0 5                                         Page  3  of  8
            -------------

(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
     (See  Instructions)      |_|

(13)     Percent  of  Class  Represented  by  Amount  if  Row  (11)

                              79.4%


(14)     Type  of  Reporting  Person
                              CO


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CUSIP  No.  74918 N 1 0 5                                         Page  4  of  8
            -------------

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.001 (the "Shares") of R&R Resources, Inc. ("R&R"), whose address is 2016 Main Street, Suite 1013, Houston, Texas 77002

ITEM  2.     Identity  and  Background

1.     A.
               Name:      Centenary  Group  S.A.  ("Centenary  Group")

               Place  of  organization:  A  Republic  of  Uruguay  corporation

               Principal  Business:  Holding  Company

               Principal  Business  Address:  Juncal  1327  D.-P.  18  AP  1801
                                              Montevideo,  Uruguay

               Principal  Office  Address:    Juncal  1327  D.-P.  18  AP  1801
                                              Montevideo,  Uruguay



          (d)     No.

          (e)     No.

1.     B.
          (a)     Hector  A.  Patron  Costas

          (b)     Business  address:  Florida  670  2nd  Floor,  Buenos  Aires,
                  Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay


          (d)     No.

          (e)     No.

          (f)     Argentina

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CUSIP  No.  74918 N 1 0 5                                         Page  5  of  8
            -------------

1.     C.

          (a)     Guillermo  A.  Aguilar  Penalva


          (b)     Business  address:  Florida  670  2nd  Floor,  Buenos  Aires,
                  Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

          (e)     No.

          (f)     Argentina


1.     D.

          (a)     Julio  A.  Descals  Seall

          (b)     Business  address:  Florida  670  2nd  Floor,  Buenos  Aires,
                  Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

          (e)     No.

          (f)     Argentina

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CUSIP  No.  74918 N 1 0 5                                         Page  6  of  8
            -------------

1.     E.

     (a)     Julio  Descals  Fernandez


          (b)     Business  address:  Florida  670  2nd  Floor,  Buenos  Aires,
                  Argentina

          (c) Principal of Centenary Group, which is a holding company whose business address is Juncal 1327 D.-P. 18 AP 1801, Montevideo, Uruguay

          (d)     No.

          (e)     No.

          (f)     Argentina

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     On November 12, 1998, R&R and certain shareholders (the "Shareholders") of Centenary S.A. ("Centenary S.A.") entered into a Stock Exchange Agreement (the "Agreement") which provided for the acquisition by R&R of all of the issued and outstanding shares of Centenary S.A. (Centenary S.A."), (the "Shares"). Pursuant to the terms of the Agreement, R&R issued a total of 15,053,500 shares of R&R common stock to the Shareholders. Centenary Group received 90% of these shares directly from R&R. Concurrently, the other Shareholders, who are also the shareholders of Centenary Group, gave instructions to R&R to issue the other 10% of the Shares directly to Centenary Group.

ITEM  4.     Purpose  of  Transaction.

     Centenary Group made this investment in R&R securities as a means of ultimately achieving greater liquidity and more value for the assets exchanged.

(a) Centenary Group and its principals have no plans or proposals to acquire additional securities of R&R. However, at a later date, Centenary may develop plans or proposals to acquire additional securities of R&R.

(b) Centenary and its principals have no plans or proposals for an extraordinary corporate transaction involving R&R. However, at a later date, Centenary may develop plans or proposal for an extraordinary corporate transaction with R&R.

(c) Centenary and its principals have no plans or proposals involving the sale or transfer of a material amount of assets of R&R or any of its subsidiaries.

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CUSIP  No.  74918 N 1 0 5                                         Page  7  of  8
            -------------

(d) Upon the completion of the Agreement, Hector A. Patron Costas, Eduardo Sagarnaga and Claudio Roman were appointed as directors of R&R and all of the then existing directors of R&R resigned. Centenary and its principals have no plans to increase the size of the board of directors, or fill existing vacancies, if any, on the board. However, at a later date, Centenary may develop plans or proposals for the changes in the present board of directors or management of R&R, or plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Centenary and its principals have no plans or proposals for material change in the present capitalization or dividend policy of R&R. However, at a later date, Centenary may develop plans or proposals for change in the present capitalization or dividend policy of R&R.

(f) It is the intention of Centenary and its principals to change the direction of the business of the Company to focus all of its efforts in the international food commodity trading and supply industry.

(g) Centenary and its principals have no plans or proposals for changes in R&R's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of R&R by any person.

(h) Centenary and its principals have no plans or proposals for causing a class of securities of R&R to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Centenary and its principals have no plans or proposals for a class of securities of R&R becoming eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Act.

(j) Centenary and its principals have no plans or proposals for any actions similar to those enumerated above. However, at a later date, Centenary may develop plans or proposals for actions similar to those enumerated above.

ITEM  5.     Interest  in  Securities  of  the  Issuer.

     (a) Centenary Group is the beneficial owner of 15,053,500 Shares of R&R, which is 79.4% of the class of securities. The following persons named in
Item 2 are not beneficial owners of any Shares of R&R: Hector A. Patron Costas, Guillermo A. Aguilar Penalva, Julio A. Descals Seall and Julio Descals Fernandez. However, upon a distribution by, or dissolution of, Centenary Group, they could receive 40%,
          40%, 10% and 10% respectively, of the R&R Shares held by Centenary Group.

     (b) Centenary has sole voting and dispositive power for all of the 15,053,500 Shares of R&R.

             The following persons named in Item 2 do not have sole or shared voting or


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CUSIP  No.  74918 N 1 0 5                                         Page  8  of  8
            -------------


             dispositive  power  for  any  of  the  Shares  of  R&R:  Hector  A.
             Patron Costas, Guillermo A. Aguilar Penalva, Julio A. Descals Seall and Julio Descals Fernandez.

     (c)     None.

     (d)     None.

     (e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                         None

ITEM  7.     Material  to  be  Filed  as  Exhibits.

Exhibit  1.1     Stock  Exchange  Agreement.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November  18,  1998                    Centenary  Group  S.A.
-------------------
Date                                   by  /s/  Hector  A.  Patron  Costas
                                       -----------------------------------
                                                Hector  A.  Patron  Costas

                                       its  Principal

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